# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMREP Corp., CIK 0000006207
CUSIP: 032159105
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 850 West Chester Pike, Suite 205, Havertown, Pennsylvania (PA), 19083
Date of event which requires filing of this statement: 06/22/2026
Amends the filing with accession number 0001104659-21-069853
Filed by CIK 0000933422
Persons authorized to receive notices and communications: Elliott Blue, Holland & Knight LLP, 1120 S. Tryon Street, Suite 900, Charlotte, North Carolina (NC), 28203, 904.798.5418; Ivan A. Colao, Holland & Knight LLP, 50 North Laura Street, Suite 3900, Jacksonville, Florida (FL), 32202, 904.798.5488

## Reporting persons
- James H. Dahl (CIK 0000933422): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 824,979; shared voting power 173,750; sole dispositive power 824,979; shared dispositive power 173,750; aggregate amount beneficially owned 998,729 (18.8% of the class)
  Comment: * This calculation is based on 5,305,199 Shares of Common Stock outstanding as of March 10, 2026 reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended January 31, 2026, filed with the Securities and Exchange Commission (the "SEC") on March 12, 2026.
- Rainey E. Lancaster (CIK 0001984157): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 173,750; sole dispositive power 0; shared dispositive power 173,750; aggregate amount beneficially owned 173,750 (3.3% of the class)
  Comment: * This calculation is based on 5,305,199 Shares of Common Stock outstanding as of March 10, 2026 reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended January 31, 2026, filed with the SEC on March 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: AMREP Corp.
Address of issuer's principal executive offices: 850 West Chester Pike, Suite 205, Havertown, Pennsylvania (PA), 19083
Comment: This Amendment No. 8 to Schedule 13D ("Amendment No. 8") amends and supplements the information set forth in the Schedule 13D filed by (i) James H. Dahl and (ii) Rainey E. Lancaster (each, a "Reporting Person" and collectively, the "Reporting Persons") with the SEC on May 20, 2021 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on September 2, 2021 ("Amendment No. 1"), as further amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 13, 2021 ("Amendment No. 2"), as further amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on March 31, 2022 ("Amendment No. 3"), as further amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on January 9, 2024 ("Amendment No. 4"), as further amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the SEC on February 1, 2024 ("Amendment No. 5"), as further amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on May 17, 2024 ("Amendment No. 6"), and as further amended by Amendment No. 7 to Schedule 13D filed by the Reporting Persons with the SEC on February 13, 2026 ("Amendment No. 7" and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and the Schedule 13D, the "Amended Schedule 13D"), relating to the Common Stock, par value $0.10 per share ("Shares"), of AMREP Corporation (the "Issuer"), having a principal executive office at 850 West Chester Pike, Suite 205, Havertown, Pennsylvania 19083. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Amended Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons may be deemed to beneficially own 998,729 Shares, in aggregate. The amount and source of the funds for the transactions pursuant to which the Reporting Persons may be deemed to beneficially own such Shares were approximately $14,257,162.21 in aggregate purchase price for 998,729 Shares, derived from: (i) in the case of James H. Dahl, personal funds of James H. Dahl and funds from the following trusts for which James H. Dahl serves as trustee: IRA FBO James H. Dahl Pershing LLC as Custodian ROTH Conversion Account, IRA FBO James H. Dahl Pershing LLC as Custodian and Dahl Family Foundation, Inc.; and (ii) in the case of Rainey E. Lancaster, personal funds of Rainey E. Lancaster.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: According to the most recently filed Quarterly Report on Form 10-Q of the Issuer for the quarter ended January 31, 2026, filed with the SEC on March 12, 2026, the Issuer had 5,305,199 Shares outstanding as March 10, 2026. Each Reporting Person may be deemed to have the following beneficial ownership of Shares of the Issuer: (i) James H. Dahl may be deemed to beneficially own 998,729 Shares, in aggregate (or 18.8% of the total number of Shares outstanding); and (ii) Rainey E. Lancaster may be deemed to beneficially own 173,750 Shares (or 3.3% of the total number of Shares outstanding). All holdings in this Statement on Schedule 13D are reported as of the closing of business on June 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: James H. Dahl has sole power to vote and dispose of 824,979 Shares, including: (i) 501,708 Shares held directly, (ii) 204,151 Shares held by IRA FBO James H. Dahl Pershing LLC as Custodian ROTH Conversion Account, (iii) 25,000 Shares held by IRA FBO James H. Dahl Pershing LLC as Custodian, and (iv) 94,120 Shares held by Dahl Family Foundation, Inc. Neither James H. Dahl nor any member of his family have any pecuniary interest in Shares held by Dahl Family Foundation, Inc. The Reporting Persons have shared power to vote and dispose of 173,750 Shares held by Rainey E. Lancaster.
Transactions in the class effected during the past sixty days:
The Reporting Persons effected the following transactions in the Shares in open market transactions on the dates indicated, and such transactions are the only transactions in the Shares by the Reporting Persons during the sixty days prior to and including June 24, 2026 (date range: April 25, 2026 through June 24, 2026):

On April 29, 2026, James H. Dahl purchased 5,000 shares on the open market for a weighted average price of $27.7413 per share.

On May 1, 2026, James H. Dahl purchased 3,000 shares on the open market for a weighted average price of $27.85 per share.

On May 13, 2026, James H. Dahl purchased 1,156 shares on the open market for a weighted average price of $24.724 per share.

On May 20, 2026, James H. Dahl purchased 5,000 shares on the open market for a weighted average price of $24.4982 per share.

On May 29, 2026, James H. Dahl purchased 3,000 shares on the open market for a weighted average price of $25.672 per share.

On May 29, 2026, James H. Dahl purchased 1,000 shares on the open market for a weighted average price of $27.63 per share.

On June 2, 2026, James H. Dahl purchased 1,500 shares on the open market for a weighted average price of $26.6226 per share.

On June 22, 2026, James H. Dahl purchased 3,075 shares on the open market for a weighted average price of $25.5827 per share.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement on Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement, dated May 20, 2021, incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed on May 20, 2021

## Signatures
- James H. Dahl: /s/ James H. Dahl, JAMES H. DAHL (06/24/2026)
- Rainey E. Lancaster: /s/ Rainey E. Lancaster, RAINEY E. LANCASTER (06/24/2026)